Mail Stop 3561

March 23, 2009

<u>Via Fax & U.S. Mail</u>

Phillip K. Marshall
Chief Financial Officer
Rick's Cabaret International, Inc
10959 Cutten Rd
Houston, TX 77066

>   **Re: Rick's Cabaret International, Inc.**
>   **Form 10-KSB for the fiscal year ended September 30, 2008**
>   **Filed December 29, 2008**
>   **File No. 001-13992**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the fiscal year ended September 30, 2008

Front Cover

1. The commission file number reflected on the front cover of your Form 10-KSB is wrong. The correct commission file number for the Company's Exchange Act filings is 001-13992. Please ensure all future Exchange Act filings filed on Edgar reflect the correct commission file number accordingly.

Item 2. Properties, page 9
Additional Properties We Own, page 9

2. We note from your disclosures under item numbers six and seven that certain properties located in Austin and Brazoria County, Texas as listed for sale. Please explain to us why such assets were not presented separately on the face of the balance sheet as held for sale in accordance with paragraph 34 of SFAS No.144. Further, we were unable to find any disclosures with respect to the assets held for sale as required by paragraphs 46 and 47 of SFAS No. 144. In this regard, please revise your notes to the consolidated financial statements in future filings to comply with the disclosure requirements of SFAS No. 144 and provide us with your proposed language. Your response to us should include, but not be limited to, when the asset was classified as held for sale and whether you recognized an impairment charge at that time. If no impairment was recorded, please explain why. Also, please tell us and revise your footnotes to the consolidated financial statements in future filings to disclose your policy for measuring the carrying amounts of long-lived asset held for sale.

Management's Discussion and Analysis
Results of Operations for the fiscal year ended September 30, 2008 as compared to the fiscal year ended September 30, 2007, page 21

3. We note from the face of your income statement that other revenues increased from $1.1 million in fiscal 2007 to $2.3 million in fiscal 2008. Please tell us and revise MD&A in future filings to discuss the nature of other revenues and the reason(s) for the increase. In addition, your revenue recognition accounting policy should describe how the item(s) are recognized into revenues.

Cost of Goods Sold

4.   Please tell us and revise your MD&A in future filings to discuss the components of the expense amounts that comprise cost of goods sold in accordance with Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources
Contractual Obligations and Commitments, page 24

5.   In note 1, you state that your interest obligation on debt is not included in the table. As the table is aimed at increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. A methodology that estimates interest payments for variable rate debt based on the currently applicable interest rate to determine the value of future payments would be appropriate. A footnote to the table should provide appropriate disclosure to clarify your treatment. For variable rate debt in which interest payments are excluded, then additional information should supplement the table that is material to an understanding of the company's cash requirements. Please revise in future filings.

Disclosure Controls and Procedures, page 26

6.   In future filings, please provide the language required by Regulation S-K Item 308(a)(4) regarding auditor attestation to your internal controls.

Management's Report on Internal Control over Financial Reporting, page 26

7.   We note your use of the pronoun "we" in this section. In future filings, please revise your disclosure to clarify that the representations required by Item 308(a) of Regulation S-K are made by your "management." Refer to Item 308(a)(1)-(3) of Regulation S-K.

Summary Compensation Table, page 29

8.   Please provide a narrative discussion to your summary compensation table in the future to clarify how bonus compensation was awarded. For instance, in this year's table, you note Phillip K. Marshall's receipt of $20,000 as a bonus, but provide no explanation of the bases for that award.

9. Furthermore, please provide in future filings a narrative discussion regarding the award of options as part of executive compensation. For instance, in this year's table, you disclose the award of 20,000 stock options for Phillip K. Marshall, but provide no narrative explanation.

Note B. Summary of Significant Accounting Policies, page 44

10. Please revise your notes to the consolidated financial statements to disclose your accounting policy for the impairment of long-lived assets including how management evaluates the recoverability of such assets in accordance with SFAS No. 144.

Note E. Goodwill and Intangible Assets, page 49

11. Please revise your footnote to include the changes in the carrying amount of goodwill for each period for which a balance sheet is presented as outlined in paragraph 45(c) of SFAS No. 142.

Note G. Income Taxes, page 53

12. We note your disclosure on page 54 that during fiscal 2007 you realized certain deferred tax liabilities needed to be recognized relating to prior business acquisitions and recorded these in the September 30, 2007 balance sheet. Please explain to us in greater detail the nature, facts and circumstances surrounding such deferred tax liabilities. Your response should include the specific amounts involved and explain why such amounts were not previously recorded. We may have further comment upon receipt of your response.

Note J. Segment Information, page 57

13. As the amount of expenses included in "General corporate" are significant relative to your total business segment operating income, please expand your segment disclosure to describe the cost components that are included in this category and the reasons management excludes these expenses in determining your segments operating income (loss).

14. In addition, we also note that General corporate had approximately $20 million of the fiscal 2008 capital expenditures while only $11 million relate to your Night clubs segment. It is unclear why General corporate reflects such a

significant amount relative to your Night clubs segment, as your consolidated statement of cash flows reflects a substantive amount of your investing activity relating to your acquired businesses and your property section (Item 2) details that your properties substantively relate to your nineteen adult night clubs.

To assist users of financial statements in understanding segment disclosures, please provide sufficient explanation on which the information is prepared. The disclosure should include any differences in the basis of measurement between the consolidated amounts and the segment amounts. In this regard, please consider the specific disclosures that may be required under paragraph 31 of SFAS 131. Please advise and revise accordingly in future filings.

Note N. Acquisitions and Dispositions, page 60

15.   For all material business combinations, please revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in the recognition of goodwill. Refer to paragraph 51(b) of SFAS No. 142.

16.   We note from your disclosures that during the most recent three fiscal years management issued shares of the Company's restricted common stock as partial consideration for the acquisition of certain businesses and/or assets. We also note that such shares were subject to certain Lock-Up/Leak-Out Agreements pursuant to which the holder of such shares has the right, but not the obligation, to put a fixed number of issuer shares per month calculated at a fixed price per share back to the Company. Further, management may elect during any given month to either buy the monthly shares or, if management elects not to do so, the holder can sell the monthly shares in the open market, and any deficiency between the amount which the holder receives from the sale of the monthly shares and the value of shares will be paid by the Company.

Based upon your disclosures contained in the footnotes to the financial statements and elsewhere in the filing, we note that you have applied the guidance prescribed under EITF Topic D-98 in accounting for such shares as temporary equity and you believe the buy-back transaction would solely be a reclass of temporary and permanent equity. However, it appears that the put options represent an embedded derivative that should be accounted for in accordance with paragraph 61(e) of SFAS No. 133 in which the put options should be bifurcated from the host contract and recorded as a liability at fair value. It also appears that the remaining amount ("guaranteed value" net of the liability for the put option) would be classified as temporary equity. The put options should then be remeasured at their fair value at each subsequent reporting period with any gains and losses recognized in the statement of operations. In measuring the liability for the put options, you would use a valuation model such as Black Scholes similar to that used in valuing other options in your consolidated financial statements. With respect to your temporary equity security, it appears that the amount initially assigned to temporary equity should be adjusted up to its maximum redemption amount (i.e. "guaranteed value") at each balance sheet date to its earliest redemption date through charges to retained earnings that also reduce income (loss) available to common stockholders in the calculation of earnings per share as provided in paragraphs 15 and 18 of EITF Topic D-98. In this regard, it appears you should re-evaluate your accounting treatment and revise your financial statements (for all periods materially affected) in an amendment to your Form 10-KSB to properly account for the put options as embedded derivatives under SFAS No. 133. As part of your response to us, please provide us with your analysis and supporting calculations in determining the appropriate treatment under SFAS No. 133. Alternatively, if you do not believe you are required to account for the put options under SFAS No. 133, explain in detail as to why (including how management considered the guidance outlined in SFAS No. 133 and why it does not apply) and provide us with the accounting guidance you relied upon in determining your conclusions. We may have further comment upon receipt of your response.

17.   Notwithstanding the above, please revise your notes to the consolidated financial statements to disclose in detail your policy for accounting for the shares of restricted common stock and related put options pursuant to the Lock-up/Leak-out provisions and how such amounts are recorded with in your financial statements.

Form 10-Q for the quarter ended December 31, 2008

Item 4. Controls and Procedures, page 31

18.   Please note that you are required to disclose the conclusions of the Company's principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by the report in accordance with Item 307 of Regulation S-K. Please revise your disclosure in future filings accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Spitzer at (202) 551-3373 or Daniel Morris at (202) 551-3314 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant